SUBSCRIPTION AGREEMENT

LiveVested, LLC
Attn: William McGuire
310 S Harrington St
Raleigh, North Carolina, 27603
investors@incolo.io

LiveVested, LLC, a Delaware public benefit limited liability company (the "Company"), is offering convertible promissory notes of the Company (collectively, the "Notes" and each, a "Note") to certain investors in a Regulation Crowdfunding offering (the "Offering"). The undersigned hereby subscribes for and agrees to purchase a Note for an aggregate investment amount of _____ (the "Investment Amount"), on the terms and conditions hereinafter set forth and as set forth in the Note. The undersigned acknowledges and understands that the net proceeds to the Company from the sale of the Notes will be used as set forth in those certain offering materials (as supplemented or amended from time to time) (the "Offering Materials") available to the undersigned on the company offering profile at https://localstake.com/businesses/incolo) (the "Company Offering Profile").

The undersigned understands that investment in the Notes involves a high degree of risk and is suitable only for Qualified Investors. The undersigned further understands that the Notes are being offered in reliance upon an exemption from registration provided by the federal Securities Act of 1933, as amended (the "Securities Act"), as set forth in Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (Section 227.100 et seq.). Accordingly, the undersigned hereby represents and warrants to you, the Company, and Localstake Marketplace LLC (the "Placement Agent") and intends that you, the Company, and the Placement Agent rely upon these representations and warranties for the purpose of establishing the acceptability of this subscription offer, as follows:

1 . The undersigned is familiar with the nature of, and the risks attendant to, an investment of the type described in the Offering Materials and this Subscription Agreement, the tax consequences of such an investment, and is financially capable of bearing the economic risk of investing in the Company and can afford the loss of the total amount of such investment. The undersigned fully understands the risks involved with an investment in the Company, including, without limitation, the risks identified in the Offering Materials, incorporated by reference herein.

2. The undersigned has received, carefully read and understands the Offering Materials. The undersigned has had a full opportunity to review the information in the Offering Materials and to consult with his, her or its independent legal, financial, accounting, tax and other professional advisors regarding the information set forth in the Offering Materials with respect to his, her or its investment in the Notes.

3. The undersigned is purchasing the Note for his, her or its own account for investment only and not with a view to the distribution or resale thereof to anyone else.

4. The undersigned understands that (i) no state or federal governmental authority has made any finding or determination concerning the merits of a purchase of a Note and (ii) neither the offer nor the sale of the Notes has been registered under the Securities Act, or any other applicable securities laws, and that the Notes are being sold in reliance upon exemptions thereunder. The undersigned acknowledges that the Company has disclosed in writing to him, her or it that the transferability of the Notes is severely limited and that the undersigned must continue to bear the economic risk of this investment for an indefinite period unless the sale or transfer thereof is subsequently registered under the Securities Act and applicable state securities laws or an exemption from such registration is available, and that during the period in which the Notes are being offered and sold by the Company, and for a period of twelve months from the date of the last sale by the Company of a Note in the Offering, all permitted resales of all or any part of the Notes, by any person, shall be made only in accordance with Rule 501(a) of Regulation

Crowdfunding (Section 227.501(a)).

5. The undersigned agrees that the undersigned will not, directly or indirectly, offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, purchase, or otherwise acquire or take a pledge of) the Notes except in compliance with the Note, the Securities Act and Rule 501(a) of Regulation Crowdfunding (Section 227.501(a)) thereunder.

6. The undersigned acknowledges that the Company has made available to him, her or it the opportunity to ask questions and receive answers concerning the Company, the Notes, the Offering Materials, this Subscription Agreement and any other information provided by the Company to the undersigned. The undersigned understands that it is his, her or its responsibility to inquire of the Company concerning disclosure of facts that the undersigned deems material to his, her or its decision to invest in the Company and purchase the Notes.

7. The undersigned has made his, her or its own inquiry and analysis (on his, her or its own or with the assistance of others) with respect to the Company, the Notes, the Offering Materials, this Subscription Agreement and other material factors affecting the Notes and/or the Company. Based on such information and analysis, the undersigned has been able to make an informed decision to subscribe for a Note.

8. The undersigned has not relied on any representation of the Administrative Agent (as defined in the Notes) as to: (i) future payments under the Notes; (ii) the collectability of future payments or the Company's creditworthiness or financial condition; (iii) the legality, validity, binding effect or enforceability of the Notes; or (iv) any other matters having any relation to the Notes, this Subscription Agreement, the Company, or any other person or entity, except as may be otherwise specifically set forth in the Note.

9. The undersigned: (i) does not have an overall commitment to investments that are not readily marketable that is disproportionate to his, her or its net worth, and his, her or its acquisition of a Note will not cause such overall commitment to become excessive, and (ii) has adequate net worth and means of providing for his, her or its current needs and personal contingencies to sustain a complete loss of his, her or its investment in the Note, and has no need for liquidity in the investment in the Note.

10. There are restrictions on the undersigned's ability to cancel his, her or its investment commitment in the Notes and obtain a return of his, her or its investment. The undersigned may cancel his, her or its investment commitment in the Note for any reason up to forty-eight (48) hours after the Company's acceptance of this Subscription Agreement by its execution of the signature page hereto. If the undersigned has not canceled his, her or its investment commitment in the Note prior to such deadline, the undersigned's subscription for the Note shall be irrevocable by the undersigned, and the investment will be documented through the receipt of an executed copy of the Note, which will also be recorded and maintained on the books of the Company.

11. The undersigned (i) is an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act, or (ii) the undersigned's investment in the Notes, together with any other investments made in any Regulation Crowdfunding offering during the 12-month period preceding the date of such transaction, does not exceed: (i) the greater of $2,200 or 5 percent of the greater of the investor's annual income or net worth if either the investor's annual income or net worth is less than $107,000; or (ii) 10 percent of the greater of the investor's annual income or net worth, not to exceed an amount sold of $107,000, if both the investor's annual income and net worth are equal to or more than $107,000.

12. The undersigned's principal residence (or principal office in the case of a corporation, limited liability company, partnership or trust) both at the time of the initial offer of the Notes to the undersigned and at present was and is within _____.

13. The undersigned agrees that, notwithstanding the place where this agreement may be executed by any of

the parties hereto, all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflicts of laws.

14. The undersigned understands that the undersigned will not become a member of the Company and shall have no rights to share in the Company's net assets (other than pursuant to their Note), cash flow, or net income, and shall have no voting or dividend rights, as a result of the undersigned's investment.

15. The undersigned agrees that he, she or it shall execute a counterpart signature page to the Note, a copy of which has been provided to the undersigned, which provides for, among other things, the terms and conditions applicable to the Notes.

16. The undersigned understands that the undersigned has no right to require the Company to register the Notes under federal or state securities laws at any time.

17. Other than the fees to be paid to the Placement Agent by the Company (as discussed in the Offering Materials), no commission or other remuneration shall be paid to any person in connection with the offer or sale of the Notes.

18. The undersigned understands that nothing in the Notes, the Offering Materials or any other materials presented to the undersigned in connection with the Offering constitutes legal, tax, or investment advice. The undersigned has consulted such legal, tax, and investment advisors, as he, she or it, in his, her or its sole discretion, has deemed necessary or appropriate in connection with this investment.

19. The undersigned acknowledges that any legal counsel for the Company is legal counsel solely for the Company regarding this investment and not for the undersigned and that any legal counsel for the Placement Agent is legal counsel solely for the Placement Agent, and that the undersigned therefore may want to have its own legal counsel review the Notes (and related Offering Materials) before signing.

20. The undersigned acknowledges that an investment in the Notes is speculative and agrees that no guarantees have been made to the undersigned by the Company or the Placement Agent or any of their respective agents, managers, members, employees or affiliates, about an investment in the Notes or the future financial performance of the Company. The undersigned also acknowledges that in making an investment in the Notes, the undersigned is not relying upon any guaranty of the Company, the Placement Agent or any of their respective agents, managers, members, employees or affiliates. It is understood that information and explanations related to the terms and conditions of the Notes provided in the Offering Materials or otherwise by the Company or the Placement Agent shall not be considered investment advice or a recommendation to purchase the Notes, and that neither the Company, the Placement Agent nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Notes. The undersigned acknowledges that neither the Company, the Placement Agent nor any of their respective affiliates has made any representation regarding the proper characterization of the Notes for purposes of determining the undersigned's authority to invest in the Notes.

21. The undersigned has reviewed the cautionary statements made in the Offering Materials about the Company's projected future financial information and other forward-looking statements, and has not relied upon such projections or forward looking information as if such projections and statements were guaranteed.

22. The undersigned understands that the Note includes a provision obligating the undersigned to submit disputes to mandatory binding arbitration.

The undersigned recognizes that the Company shall have the right to reject this subscription, in whole or in part, for any reason whatsoever and return the subscription proceeds without interest. This Subscription Agreement shall be deemed to be accepted by the Company only when it is signed by an authorized representative of the Company. The undersigned agrees to indemnify and hold harmless the Company and its managers, members, employees, agents, representatives and affiliates, and any person acting on behalf of the Company, including, without limitation, the Placement Agent and persons affiliated with the Placement Agent, from and against any and all damage, loss, liability, cost and expense (including reasonable attorneys' fees) which any of them may incur by reason of the failure by the undersigned to fulfill any of the terms and conditions of this Subscription Agreement, or by reason of any misrepresentation or breach of warranty made by the undersigned herein or in any other document provided by the undersigned to the Company or its representatives. All representations, warranties and agreements contained herein shall survive the execution, delivery and acceptance of this Subscription Agreement and the undersigned's purchase of the Note.

[Signatures Begin on Following Page]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of the signature date below.

INVESTOR

Investor Legal Name:	
Signature of Investor:	
Title:	
Date Signed:	
Tax ID:	
Street Address:	
City, State, Zip:	
Phone Number:	

This Subscription Agreement is accepted by the Company as of the Effective Date below.

Effective Date:

COMPANY

Company:	LiveVested, LLC
By:	
Printed:	William McGuire
Title:	CEO

NOTE: YOU MUST ALSO SIGN AND ACKNOWLEDGE THE COUNTERPART SIGNATURE PAGE TO THE NOTE.